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                                                                 EXHIBIT 23.2




The Board of Directors
Careerbuilder, Inc.

The audits referred to in our report dated February 12, 1999, except for note 14 which is as of March 5, 1999, included the related financial statement schedule for the years ended December 31, 1996, 1997, and 1998, included in the registration statement. The financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedule based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the prospectus.



                                                   KPMG LLP


McLean, VA
May 5, 1999